

Mail Stop 3561                                         December 29, 2017

Valentios ("Eddie") Valentis
Chief Executive Officer
Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi 15125 Greece

> **Re:    Pyxis Tankers Inc.**
> **Registration Statement on Form F-3**
> **Filed December 19, 2017**
> **File No. 333-222160**

Dear Mr. Valentis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Griffith at 202-551-3267 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure